

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

<u>Via E-mail</u>
Russell L. Gordon
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

      Re: **RPM International Inc.**
                Form 10-K for the Fiscal Year Ended May 31, 2014
                Filed August 14, 2014
                Form 10-Q for the Fiscal Period Ended February 28, 2015
                Filed April 8, 2015
                Response Dated April 15, 2015
                File No. 1-14187

Dear Mr. Gordon:

      We have reviewed filings as well as your response dated April 15, 2015 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Period Ended February 28, 2015</u>

<u>Note 2 – Specialty Products Holding Corp. ("SPHC"), page 7</u>

1.   You disclose on page 10 that you have not provided pro forma financial information for the acquisition of SPHC because it did not have a material impact on your financial position or results of operations. Your MD&A on page 36 indicates that acquisitions resulted in an 8.5% increase in net sales for the three months ended February 28, 2015 and a 4.2% increase in net sales for the nine months ended February 28, 2015. Additionally we note that in your January 7, 2015 earnings call, your CFO indicated that the reconsolidation of the SPHC businesses were expected to contribute $170 million to net sales and $0.05 per share to earnings per share for the second half of fiscal 2015.

Russell L. Gordon
RPM International Inc.
April 23, 2015
Page 2

Please tell us how you considered ASC 805-10-50-2(h) and 805-10-50-3 and provide us with the qualitative and quantitative analysis you performed in determining that the acquisition of SPHC would not have a material impact on your financial position or results of operations.

2. As a related matter, please supplementally provide us with your calculations of the significance test for your acquisition of the SPHC businesses in accordance with Article 3-05(b)(2) and Article 1-02(w) of Regulation S-X.

3. Please revise to provide the disclosures required by ASC 852-10-45-21 and 852-40-50-7. In doing so, please also refer to the implementation guidance in ASC 852-10-55-4 through 55-11.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ John Cash, *for*

Melissa N. Rocha
Senior Assistant Chief Accountant